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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                       BIG BUCK BREWERY & STEAKHOUSE, INC.
             (Exact Name of Registrant as Specified in its Charter)

               MICHIGAN                                   38-3196031
(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)

       550 SOUTH WISCONSIN STREET
           GAYLORD, MICHIGAN                                 49734
(Address of principal executive offices)                  (Zip Code)

If this form relates to the                 If this form relates to the
registration of a class of                  registration of a class of
securities pursuant to Section 12(b)        securities pursuant to Section 12(g)
of the Exchange Act and is effective        of the Exchange Act and is effective
pursuant to General Instruction             pursuant to General Instruction
A.(c), please check the following           A.(d), please check the following
box. / /                                    box. /X/

Securities Act registration statement file number to which this form relates:
333-03548
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Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                  Name of Each Exchange On
      to be So Registered            Which Each Class is to be Registered
      -------------------            ------------------------------------
             None                                    None

Securities to be registered pursuant to Section 12(g) of the Act:

              Units, each consisting of one share of Common Stock,
             $0.01 par value, and one redeemable Class A Warrant to
                       purchase one share of Common Stock
                                (Title of Class)

                          Common Stock, $0.01 par value
                                (Title of Class)

                                Class A Warrants
                                (Title of Class)

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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

This registration statement relates to the units, common stock and Class A Warrants of Big Buck Brewery & Steakhouse, Inc.

UNITS

Each unit consists of one share of common stock and one redeemable Class A Warrant. Class A Warrants are immediately exercisable and separately transferrable from the common stock. Each Class A Warrant entitles the holder to purchase at any time until the earlier of redemption or 5:00 p.m. (CST) on December 13, 2001, one share of common stock at an exercise price of $8.00, subject to adjustment.

CAPITAL STOCK

Our Restated Articles of Incorporation authorize us to issue up to 20,000,000 common shares, with a par value of $0.01 per share. As of April 2, 2000, we had 5,405,481 issued and outstanding shares of common stock and 9,730,282 shares of common stock reserved for issuance upon the exercise or conversion of outstanding warrants, options and promissory notes.

COMMON STOCK

Holders of common stock are entitled to one vote for each share held of record at each meeting of shareholders. No share of common stock is entitled to preference over any other share, and each share of common stock is equal in all respects to any other share. In any distribution of assets, whether voluntary or involuntary, holders are entitled to receive pro rata the assets available to holders of common stock after creditors have been paid in full and after any liquidation preference of any other class of stock has been satisfied. The outstanding shares are fully paid and nonassessable.

The board of directors has the authority to issue the remaining unissued authorized shares without shareholder approval. Shares could be issued to deter or delay a takeover or other change in control of Big Buck.

Holders of common stock have no preemptive rights to purchase additional securities which may be offered by Big Buck. There is no cumulative voting for the election of directors. Accordingly, the owners of a majority of outstanding voting shares may elect all of the directors if they choose to do so. All shares of common stock are entitled to participate equally in all dividends when, as and if declared by the board of directors out of funds legally available therefor.

RESTRICTIONS ON CERTAIN PURCHASES OF STOCK

Section 436.1529(1) of the Michigan Liquor Control Code of 1998 (the "Liquor Code") prohibits the acquisition of 10% or more of the outstanding stock of a licensed corporation, such as Big Buck, without the prior approval of the Michigan Liquor Control Commission (the "Liquor Commission").

Section 436.1603 of the Liquor Code prohibits certain persons ("Prohibited Persons") from owning securities of Big Buck. A manufacturer, mixed spirit drink manufacturer, warehouser, wholesaler, outstate seller of beer, outstate seller of wine, outstate seller of mixed spirit drinks or vendor of spirits may not have any of the following: (a) a financial interest, directly or indirectly, in the establishment, maintenance, operation or promotion of the business of Big Buck; (b) an interest by ownership in fee, leasehold, mortgage or otherwise, directly or indirectly, in the establishment, maintenance, operation or promotion of the business of Big Buck, or (c) an interest directly or indirectly by interlocking directors in a corporation or by interlocking stock ownership in a corporation in the establishment, maintenance, operation or promotion of the business of Big Buck. In addition, a stockholder of a manufacturer may not have any interest described in subpart (b) of the above sentence. Finally, a Prohibited


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Person may not purchase the stock of Big Buck and place the stock in any portfolio under an arrangement, written trust agreement, or investment trust agreement, and sell the participating shares within the State of Michigan.

In light of these statutory restrictions, Big Buck's Restated Articles of Incorporation state that the acquisition of 10% or more of the outstanding stock of Big Buck requires the prior approval of the Liquor Commission and that no person shall acquire any outstanding stock of Big Buck in violation of Section
436.31 (the statutory predecessor to Section 436.1603) of the Liquor Code, as it may be amended from time to time.

Article X of Big Buck's Restated Articles of Incorporation further provides that any shares of common stock purchased in violation of Section 436.19b (the statutory predecessor to Section 436.1529(1)) or Section 436.31 of the Liquor Code (shares held by a "Disqualified Holder") may be repurchased by Big Buck at any time by action of the board of directors. Such redemptions will be subject to the following terms and conditions: (a) the redemption price of the shares to be redeemed shall be equal to the fair market value of such shares or such other redemption price as required by pertinent state or federal law pursuant to which the redemption is required; (b) if less than all the shares held by a Disqualified Holder are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the board of directors; (c) at least 30 days' written notice of the date upon which redemption is to occur shall be given to a Disqualified Holder (unless waived in writing by the Disqualified Holder) provided that redemption may occur on the date on which written notice shall be given to the Disqualified Holder if the funds necessary to effect the redemption shall have been deposited in trust for the benefit of the Disqualified Holder and subject to immediate withdrawal by the Disqualified Holder upon surrender of the stock certificates for the shares to be redeemed;
(d) from and after the date upon which redemption occurs or such earlier date as mandated by pertinent state or federal law, any and all rights of whatever nature, which may be held by the Disqualified Holder of shares selected for redemption (including without limitation any rights to vote such shares), shall cease and terminate and the Disqualified Holder shall thenceforth be entitled only to receive the funds payable upon redemption; and (e) such other terms and conditions as the board of directors shall determine.

These provisions of Big Buck's Restated Articles of Incorporation would delay and could prevent a change in control of Big Buck.

CLASS A WARRANTS

The Class A Warrants included as part of the units were issued under and are governed by the provisions of a Warrant Agreement (the "Warrant Agreement") between Big Buck and Norwest Bank Minnesota, N.A., as Warrant Agent (the "Warrant Agent"). The following summary of the Warrant Agreement is not complete and is qualified in its entirety by reference to the Warrant Agreement.

The shares of common stock and the Class A Warrants which constitute the units are detachable and separately transferable. One Class A Warrant entitles the holder thereof to purchase one share of common stock until 5:00 p.m. (CST) on December 13, 2001, subject to earlier redemption, provided that at such time a current prospectus relating to the shares of common stock issuable upon exercise of the Class A Warrants is in effect and the issuance of such shares is qualified for sale or exempt from qualification under applicable state securities laws. Each Class A Warrant will be exercisable at an exercise price of $8.00 per warrant, subject to adjustment in certain events.

The Class A Warrants are subject to redemption by Big Buck, on not less than 30 days written notice, at a price of $0.01 per warrant at any time following a period of 20 consecutive trading days where the per share closing high bid price of the common stock exceeds $9.00, subject to adjustment. For these purposes, the closing high bid price of the common stock shall be determined by the closing bid price as reported by the Nasdaq SmallCap Market so long as the common stock is quoted on the Nasdaq SmallCap Market and, if the common stock is listed on a national securities exchange, shall be determined by the last reported sale price on the primary exchange on which the common stock is traded. Warrant holders will automatically forfeit all rights thereunder except the right to


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receive the $0.01 redemption price per warrant, unless the Class A Warrants are exercised before they are redeemed.

The warrant holders are not entitled to vote, receive dividends or exercise any of the rights of holders of shares of common stock for any purpose. The Class A Warrants are in registered form and may be presented for transfer, exchange or exercise at the office of the Warrant Agent. Although the Class A Warrants are listed on the Nasdaq SmallCap Market, there can be no assurance that an active trading market will develop for the Class A Warrants.

The Warrant Agreement provides for adjustment of the exercise price and the number of shares of common stock purchasable upon exercise of the Class A Warrants to protect warrant holders against dilution in certain events, including stock dividends, stock splits, reclassification and any combination of common stock, or the merger, consolidation or disposition of substantially all the assets of Big Buck.

The Class A Warrants may be exercised upon surrender of the certificate therefor on or prior to the expiration date (or earlier redemption date) at the offices of the Warrant Agent, with the form of "Election to Purchase" on the reverse side of the certificate properly completed and executed as indicated, accompanied by payment of the full exercise price (by certified or cashier's check payable to the order of Big Buck) for the number of Class A Warrants being exercised.

MICHIGAN ANTI-TAKEOVER LAWS

In general, Big Buck is subject to Chapters 7A and 7B of the Michigan Business Corporation Act. Chapters 7A and 7B may affect attempts to acquire control of Big Buck. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can be consummated only if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or such shareholder's affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The board may exempt "business combinations" with a particular "interested shareholder" by resolution adopted prior to the time the "interested shareholder" attained that status.

In general, under Chapter 7B of the Michigan Business Corporation Act, an entity that acquires "Control Shares" of Big Buck may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares," of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by officers of Big Buck, employee-directors of Big Buck and the entity making the Control Share acquisition. Control Shares are shares that, when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The board has the option of choosing to amend the Bylaws before a Control Share acquisition occurs to provide that Chapter 7B does not apply to Big Buck.

ITEM 2.           EXHIBITS.

The following exhibits are filed as part of this registration statement:

         - Restated Articles of Incorporation (incorporated by reference to Big Buck's Current Report on Form 8-K, filed on October 3, 1997 (File No. 0-20845)).


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         -        Amended and Restated Bylaws (incorporated by reference to Big
                  Buck's Registration Statement on Form SB-2, filed on April 15, 1996 (File No. 333-03548)).

         - Specimen common stock certificate (incorporated by reference to Big Buck's Registration Statement on Form SB-2, filed on April 15, 1996 (File No. 333-03548)).

         - Form of Warrant Agreement (including specimen Class A Warrant certificate) (incorporated by reference to Big Buck's Registration Statement on Form SB-2, filed on April 15, 1996 (File No. 333-03548)).

         - Amendment to Warrant Agreement (including specimen Class A Warrant certificate) (incorporated by reference to Post-Effective Amendment No. 2 to Big Buck's Registration Statement on Form S-3, filed on June 8, 2000 (File No. 333-03548)).


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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: June 8, 2000              BIG BUCK BREWERY & STEAKHOUSE, INC.



                                 By  /s/ William F. Rolinski
                                   ---------------------------------------------
                                          William F. Rolinski
                                          President and Chief Executive Officer


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